United States
Securities and Exchange Commission
Washington, DC 20549
FORM SD
Specialized Disclosure Report

ASM International N.V.
(Exact name of registrant as specified in its charter)
The Netherlands	0-13355	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
Versterkerstraat 8, 1322 AP, Almere, the Netherlands
(Address of principal executive offices)
Todd Westersund Telephone: (602) 470-2807 Fax: (602) 470-2409 Email: todd.westersund@asm.com Address: 3440 E. University Dr., Phoenix, AZ 85034, USA
(Name and telephone number, including area code, of the person to contact in connection with this report.)
 Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
 X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1: Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

A copy of ASM’s Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014 (Exhibit 1: Item 1.01) is provided here, following with relevant Annexes (Exhibit 2: Annexes), and is publicly available at: http://www.asm.com/Downloads/2015_ASMI_Form-SD.pdf

Section 2: Exhibits

Exhibit 1.01: Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014.
Exhibit 2.01: Annexes.
Annex 1 - Smelters/Refineries Country Location by Metal Type.
Annex 2 - List of smelters declaring sourcing Ore from covered countries but validated by Conflict-Free Sourcing Initiative (CFSI) as Conflict-Free Smelters.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

May 29, 2015
ASM INTERNATIONAL NV

/s/ Peter Gaudette
Peter Gaudette
Vice President Operational Excellence